FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Other Communication dated, April 21, 2004 regarding Banco San Paolo IMI.

ITEM 1

OTHER COMMUNICATIONS

Banco Santander Central Hispano has reached an agreement with other shareholders of Banco San Paolo IMI (the San Paolo, Padova y Rovigo, and de Bologna Foundations as well as CDC IXIS, of the French group CDC), representing a total of 27.84% of the ordinary share capital of San Paolo, to vote as one on the composition of the Board of Directors which will be proposed to the Shareholders’ Meeting scheduled for April 28, in its first calling, and April 29th in its second calling.

This proposal includes three representatives of Banco Santander Central Hispano.

The agreement will, as is legally stipulated, be made public in the next few days. It encompasses other commitments, among which one of the most basic is the modification of the bank’s statutes to provide for the post of Managing Director, with very broad powers of representation and management, and the resultant naming to this post a person of the highest professional qualifications, who will also join the board of directors.

Madrid, APRIL 21, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: April 26, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President